Exhibit (a)(5)(A)

NEWS

FOR IMMEDIATE RELEASE

Scitex Commences $32 Million Self Tender Offer

Tel Aviv, Israel – May 14, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) announced today that it is commencing a previously-announced self tender offer to purchase up to 5,643,739 of its ordinary shares for $5.67 per share (up to $32 million in the aggregate), net to the seller in cash, less any required withholding taxes and without interest.

The initial period of the tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Monday, June 14, 2004, unless the initial period is extended by Scitex. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Scitex will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) at least 3,226,381 ordinary shares, representing 7.5% of Scitex’s voting power, being validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares tendered by our affiliates) being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing.

Scitex’s two principal shareholders, Clal Industries and Investments Ltd. (Clal) and Discount Investment Corporation Ltd. (Discount), who currently hold, in the aggregate, approximately 44% of Scitex’s share capital, have informed Scitex of their intention, subject to market conditions, to tender an aggregate of approximately 260,000 shares in the offer. As a result, Clal and Discount will hold approximately 47% of Scitex’s voting power if the tender offer is consummated with the minimum required participation of 7.5% of Scitex’s voting power, and in excess of 50%, up to 50.6%, of Scitex’s voting power, if the tender offer is fully subscribed. In addition, Clal and Discount, under applicable Israeli law, may then purchase shares in the open market or through private transactions, and not solely through a tender offer, to further increase their stake in Scitex up to 90%.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Scitex also announced that it intends to effect its previously-announced cash distribution of approximately $86 million to its shareholders following the completion of the tender offer. Prior to the distribution, Scitex will issue a press release announcing the final per share distribution amount, the record date for shareholders entitled to receive the distribution and the distribution date.

Important Notice and Information

IMPORTANT DISCLOSURE RELATING TO TAX CONSIDERATIONS APPLICABLE TO SCITEX’S SELF TENDER OFFER AND PLANNED CASH DISTRIBUTION TO SHAREHOLDERS, INCLUDING A DESCRIPTION OF AN APPROVAL OBTAINED FROM THE ISRAELI TAX AUTHORITY THAT IMPACTS THE WITHHOLDING TAX RATES APPLICABLE THERETO, IS INCLUDED IN THE OFFER TO PURCHASE. SHAREHOLDERS ARE URGED TO REVIEW THIS DISCLOSURE CAREFULLY AND TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF TENDERING SHARES IN THE TENDER OFFER AND/OR RECEIVING THE PLANNED CASH DISTRIBUTION.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders should read the tender offer materials, which are being filed today by Scitex with the SEC and the ISA. Shareholders should read the tender offer materials because they contain important information about the offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Scitex Corporation Ltd.
Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements
Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the self tender offer and the contemplated cash distribution and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel: +972 3 607-5855
Fax: +972 3 607-5884
E-mail:yahel.shachar@scitex.co.il